Greenbriar Sustainable Living Inc.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarliving.com

NEWS RELEASE

Greenbriar Announces Proposed Amendments to CAD $1.0 Million
Convertible Debenture and Warrants

Scottsdale, Arizona, June 24, 2026 - Greenbriar Sustainable Living Inc. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") announces that it proposes to amend the terms of its outstanding CAD $1.0 million unsecured convertible debenture originally issued on June 30, 2023 and maturing on June 30, 2026 (the "Debenture").

Subject to the acceptance of the TSX Venture Exchange, the Company proposes to amend the Debenture by capitalizing CAD $120,000 of accrued and unpaid interest owing under the Debenture and adding such amount to the principal amount of the Debenture. Following the capitalization of the accrued and unpaid interest, the principal amount of the Debenture would increase from CAD $1,000,000 to CAD $1,120,000.

The Company also proposes to extend the maturity date and conversion period of the Debenture by two years, from June 30, 2026, to June 30, 2028, and to reduce the conversion price of the Debenture from CAD $1.25 per common share to CAD $1.00 per common share, subject to adjustment in accordance with the terms of the Debenture.

If the amended principal amount of the Debenture is converted in full at the amended conversion price of CAD $1.00 per common share, the Company would issue 1,120,000 common shares, subject to the acceptance of the TSX Venture Exchange and adjustment in accordance with the terms of the Debenture.

The Debenture was originally issued pursuant to the Company's private placement announced on June 22, 2023, and closed on July 6, 2023. The Debenture bears interest at 12% per annum and was issued together with 460,000 detachable common share purchase warrants (collectively, the "Warrants"). The Debenture Holder is an arm's length party to the Company, and no insider of the Company holds the Debenture or the Warrants.

The Company also proposes to amend the expiry date of the Warrants by extending the expiry date by two years, from June 30, 2026, to June 30, 2028. The exercise price of the Warrants will remain unchanged at CAD $1.30 per common share, subject to adjustment in accordance with the terms of the Warrants.

All other terms of the Debenture and Warrants will remain unchanged. The proposed amendments remain subject to the acceptance of the TSX Venture Exchange. The amendments are expected to become effective on or about June 30, 2026, subject to the acceptance of the TSX Venture Exchange. The Company will issue a further news release in the event the TSX Venture Exchange does not accept the proposed amendments.

About Greenbriar Sustainable Living Inc.

Greenbriar is a leading developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski, CEO and Director, 949-903-5906

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

TSX Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes "forward-looking statements" and "forward-looking information" within the meaning of applicable Canadian securities laws and United States securities laws (together, "forward-looking statements"). All statements included in this news release, other than statements of historical fact, are forward-looking statements including, without limitation, statements with respect to the proposed amendments to the Debenture and Warrants, the capitalization of accrued and unpaid interest, the amended principal amount of the Debenture, the proposed extension of the maturity date and conversion period of the Debenture, the proposed amendment to the conversion price of the Debenture, the proposed extension of the expiry date of the Warrants, the number of common shares issuable upon conversion of the Debenture and the acceptance of the TSX Venture Exchange.

Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which the Company operates, are inherently subject to significant operational, economic and competitive uncertainties, risks and contingencies. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include those described under the heading "Risks and Uncertainties" in the Company's most recently filed MD&A, a copy of which is available under the Company's SEDAR+ profile. The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable law.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

TSX Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF